Filed pursuant to Rule 424(b)(3)
Registration File No. 333-196302

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC.
SUPPLEMENT NO. 1, DATED SEPTEMBER 18, 2015,
TO THE PROSPECTUS, DATED SEPTEMBER 3, 2015

This prospectus supplement, or this Supplement No. 1, is part of the prospectus of American Realty Capital Healthcare Trust III, Inc., or the Company, dated September 3, 2015, or the Prospectus. This Supplement No. 1 supplements, modifies or supersedes certain information contained in the Prospectus and should be read in conjunction with the Prospectus. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 1 is to update our description of real estate investments.

PROSPECTUS UPDATES

Description of Real Estate Investments

The following disclosure is hereby inserted as a new section under “Description of Real Estate Investments — Recent Property Investments — Arcadian Cove Assisted Living — Richmond, KY” on page 178 of the Prospectus.

“Woodlake Office Center — Woodbury, MN

On September 11, 2015, we closed our acquisition of the fee simple interest in a medical office building, or the Woodlake Office Center, located in Woodbury, Minnesota. We acquired the property through a wholly-owned subsidiary of our operating partnership. The seller of the property was Kraus-Anderson, Incorporated. The seller has no material relationship with us or any of our affiliates or any directors or officers or any associate of any such director or officer.

The Woodlake Office Center contains 36,375 rentable square feet and was constructed in 2009.

Capitalization

The contract purchase price of Woodlake Office Center was $14.9 million, exclusive of closing costs. We funded the purchase price with proceeds from this offering. At closing, we paid an acquisition fee of $0.2 million to our advisor.

Major Tenants/Lease Expiration

The Woodlake Office Center was 100% leased to Summit Orthopedics, Ltd. as of the date of acquisition. The lease is net whereby the tenant is required to pay operating expenses, including all costs to maintain and repair the roof and structure of the building, in addition to base rent. The lease has an original 13-year term that commenced in September 2009 and expires in September 2022, contains rental escalations equal to 2.0% annually and has three five-year renewal options. Annualized rental income on a straight line basis for the initial term of the lease is expected to be $1.1 million.

The table below sets forth the occupancy rate and average effective annual rent per rentable square foot as of December 31 for each of the last five years:

	2014	2013	2012	2011	2010
Occupancy	100.0%	100.0%	100.0%	100.0%	100.0%
Average effective annual rent per rentable square foot	$27.19	$26.66	$26.14	$25.62	$24.70

Other

We believe the property is suitable and adequate for its uses.

We do not have any significant scheduled capital improvements for the property.

We believe that the property is adequately insured.

The U.S. federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2015 U.S. federal income tax return.

The annual real estate taxes payable on the building for the calendar year 2015 are expected to be approximately $0.3 million. Such real estate taxes are to be reimbursed by the tenant under the terms of the lease.

Summit Orthopedics, Ltd. is a large orthopedic group that provides surgeons and a full spectrum of orthopedic sub-specialty care to patients in its numerous locations throughout Minnesota. Services provided by Summit Orthopedics, Ltd. include, but are not limited to, digital X-Ray and MRI imaging, restorative services including hand and physical therapy, as well as guided injection procedures.

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We believe that the property is well-located with acceptable roadway access and is well maintained. The property is subject to competition from similar properties within its market area, and the economic performance of the property could be affected by changes in local economic conditions or losses of contracts with major insurance companies reducing the in-network patient base. We did not consider any other factors material or relevant to the decision to acquire the property, nor, after reasonable inquiry, are we aware of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.”

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